HEALTHEQUITY, INC.
15 West Scenic Pointe Drive, Suite 100
 Draper, Utah 84020

July 25, 2016
VIA EDGAR AND UNITED PARCEL SERVICE
William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
100 F Street, N.E.
 Washington, D.C. 20549-7010
Re:	HealthEquity, Inc. Form 10-K for the Fiscal Year Ended January 31, 2016 Filed March 31, 2016 Definitive Proxy Statement on Schedule 14A Filed May 10, 2016 Form 8-K Filed June 7, 2016 File No. 1-36568
Dear Mr. Thompson:
Please find set forth below the responses of HealthEquity, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated July 14, 2016, to Mr. Jon Kessler, President and Chief Executive Officer of the Company in respect of the above-identified filings (the “Filings”).
Form 10-K for the Fiscal Year Ended January 31, 2016
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Performance, page 32
1.	Comment: We note your disclosure that, as a non-bank custodian, your results are impacted by changes in prevailing interest rates. In future filings, please discuss how the prevailing and sustained low interest rates in the United States impact your results of operations and, given that the Federal Reserve has already instituted one increase in December of 2015, describe in detail how any further increases will impact you going forward. Refer to Item 303(a)(3) of Regulation S-K. Please tell us what this disclosure will look like.

Response:  The Company respectfully acknowledges the Staff’s comment and will include in future filings disclosure discussing how prevailing interest rates, both sustained low interest rates and interest rate increases, impact the Company’s results of operations. The Company advises the Staff that the December of 2015 interest rate increase by the Federal Reserve did not have a material impact on the Company’s result of operations for the periods reported. The Company expects that the future disclosure will look similar to the following:

Securities and Exchange Commission
July 25, 2016

As a non-bank custodian, we contract with FDIC-insured custodial depository bank partners and an insurance company partner to hold cash AUM on behalf of our members, and we generate a significant portion of our total revenue from interest we receive based on interest rates offered to us by these partners.  The contract terms range from three to five years and have either fixed or variable interest rates.  As our AUM increases and existing agreements expire, we seek to enter into new contracts with FDIC-insured custodial depositary bank partners, the terms of which are impacted by the then-prevailing interest rate environment.  The diversification of deposits among bank partners and varied contract terms substantially reduce our exposure to short-term fluctuations in prevailing interest rates and mitigate the short-term impact of a sustained increase or decline in prevailing interest rates to our custodial revenue.  A sustained decline in prevailing interest rates may negatively affect our business by reducing the size of the interest rate yield, or yield, available to us and thus the size of the custodial revenue we can realize.  Conversely, a sustained increase in prevailing interest rates would present us with an opportunity to increase our yield.  An increase in our yield would increase our custodial revenue as a percentage of total revenue.  In addition, as our yield increases, we expect the spread to grow between the interest offered to us by our custodial depository bank partners and the interest we offer our members, thus increasing our profitability.  Changes in prevailing interest rates are driven by macroeconomic trends and government policies over which we have no control.

Definitive Proxy Statement on Schedule 14A
2.	Comment: Please tell us why you did not include a separate resolution subject to shareholder advisory vote to approve the compensation of its named executive officers and a separate resolution subject to shareholder advisory vote as to the frequency of the say-on-pay vote. Refer to Rule 14a-21 of the Securities Exchange Act of 1934.

Response:  The Company respectfully submits that it was not required to include a separate resolution subject to shareholder advisory vote to approve the compensation of its named executive officers (the so-called “say-on-pay” vote) or a separate resolution subject to shareholder advisory vote as to the frequency of the say-on-pay vote (the so-called “frequency” vote) because the Company was an “emerging growth company” (as defined in the Jumpstart Our Business Startups (JOBS) Act of 2012) for less than two years after the date of its initial public offering.
The Company completed its initial public offering in August 2014 and qualified as an “emerging growth company” until January 31, 2016, the last day of the Company’s most recently completed fiscal year, because the Company was deemed to be a “large accelerated filer” (as defined in Rule 12b-2 under the Securities Exchange Act of 1934) on such date.  If an issuer was an “emerging growth company” for less than two years after the date of the first sale of common equity securities of the issuer

Securities and Exchange Commission
July 25, 2016

pursuant to an effective registration statement under the Securities Act of 1933 (its initial public offering date), it must hold a “say-on-pay” vote no later than the end of the three-year period beginning on the date of its initial public offering.  See Section 14A(e)(2)(B)(i) of the Securities Exchange Act of 1934.  Because the Company was an “emerging growth company” for less than two years after the date of its initial public offering, under Section 14A(e)(2)(B)(i) of the Securities Exchange Act of 1934, it was exempt from the requirement to include a “say-on-pay” proposal in its definitive proxy statement for the Company’s 2016 annual meeting of stockholders.  The Company respectfully advises the Staff that it intends to include a “say-on-pay” vote in its definitive proxy statement for the Company’s 2017 annual meeting of stockholders in compliance with the statute.
In addition, Section 14A(e) of the Securities Exchange Act of 1934 is silent as to when an issuer that ceases to be an “emerging growth company” must hold its first “frequency” vote.  Generally, Exchange Act Rule 14a-21 requires an issuer, upon becoming subject to the rule’s requirements, to conduct both a “say-on-pay” vote and a “frequency” vote at the next meeting of shareholders at which directors are to be elected.  Accordingly, it is the Company’s belief that the first “frequency” vote for an issuer that was an “emerging growth company” for less than two years after its initial public offering date should be held contemporaneously with the first “say-on-pay” vote.  The Company respectfully advises the Staff that it intends to include a “frequency” proposal in its definitive proxy statement for the Company’s 2017 annual meeting of stockholders.
Form 8-K Filed June 7, 2016
Exhibit 99.1
Business Outlook
3.	Comment: We note your disclosure of estimated year ended January 31, 2017 Adjusted EBITDA and non-GAAP earnings per diluted share. In future filings please present, with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP) and a reconciliation (by schedule or other clearly understandable method), to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A)-(B) of Regulation S-K.

Response:  The Company respectfully acknowledges the Staff’s comment and will present in future earnings releases the most directly comparable estimated financial measures calculated in accordance with GAAP, with equal or greater prominence to the estimated non-GAAP financial measures.  In addition, the Company will include in such releases a reconciliation of the differences between estimated non-GAAP financial measures with the most directly comparable estimated financial measures calculated and presented in accordance with GAAP.

Securities and Exchange Commission
July 25, 2016

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

Should members of the Commission staff have any questions or require any additional information, they should call the undersigned at (801) 727-6543.
Very truly yours,

HEALTHEQUITY, INC.

/s/ Delano W. Ladd
Name: Title:	Delano W. Ladd Deputy General Counsel

cc:	Via E-Mail
Jon Kessler, Chief Executive Officer
Matthew J. Haddad, Willkie Farr & Gallagher LLP